Exhibit 99.4

Terms and conditions of the BSA2018

ERYTECH PHARMA

Public limited company (société anonyme) with share capital of €1,794,003.50

Headquarters: 60, avenue Rockefeller, 69008 Lyon

Lyon Trade Register 479 560 013

TERMS AND CONDITIONS

DETACHABLE ORDINARY STOCK

SUBSCRIPTION WARRANTS REFERRED TO AS BSA2018

Adopted by the Board of Directors on March 8, 2019

1.	General provisions

Based on the authorization granted under the Forty-Third Resolution of the Combined Shareholders’ Meeting of Erytech Pharma, a limited liability company (société anonyme) with share capital of €1,794,003.50 and headquarters at 60, avenue Rockefeller, 69008 Lyon, registered with the Lyon Trade and Companies under number 479 560 013 (the “Company”) on June 28, 2018, the Board of Directors decided at its March 8, 2019 meeting to adopt the terms and conditions (the “Terms and Conditions”) of the issuance of detachable ordinary stock subscription warrants (the “BSA2018”) under the stipulations of Articles L. 228-91 et seq. of the Commercial Code.

Except where otherwise decided by the Board of Directors, the Terms and Conditions shall be applicable to all BSA2018 issuances that may be approved by the Board of Directors on the basis of the forty-third resolution adopted by the Company’s Combined Shareholders’ Meeting of June 28, 2018, within eighteen (18) months following that Shareholders’ Meeting.

2.	Definitions

“BSA2018”	means the detachable stock subscription warrants issued by the Company’s Board of Directors within eighteen (18) following the forty-third resolution adopted by the Company’s Combined Shareholders’ Meeting of June 28, 2018.

“Disability”	means a disability of the BSA2018 warrant holder corresponding to the second or third category stipulated in Article L.341-4 of the Social Security Code.

“Terms and Conditions”	means these Terms and Conditions of the BSA2018 as adopted by the Company’s Board of Directors on March 8, 2019.

“Company”	means Erytech Pharma, a French Joint Stock Company.

3.	Number of BSA2018

Pursuant to the Thirtieth Resolution of the Company’s Combined Shareholders’ Meeting of June 28, 2018, the Board of Directors was authorized to issue and grant detachable stock subscription warrants entitling their holders to subscribe maximum 50,000 ordinary shares of the Company, adjusted to account, as applicable, of any stock split or reverse split; note that the total amount of capital increases that could be carried out in application of the BSA2018 and of the bonus shares plans and stock subscription options adopted by the Board of Directors on June 28, 2018, may not exceed the 325,000 ordinary shares ceiling.

4.	Features of the BSA2018

1.	BSA2018 subscription price

BSA2018 will be subscribed upon payment of a subscription price as determined by the issuance decision, on the basis of their fair market value price, of the board of directors or, as the case may be, of the Chief Executive Officer acting upon delegation granted by the Board. The subscription price shall be paid in full in cash at the time of the subscription, either via a cash payment or by offsetting against receivables held with regard to the Company under the conditions provided for by French law.

2.	Subscription

The BSA2018 subscription will be recorded by means of a subscription form to which are annexed these Terms and Conditions, duly issued by the Company and signed by the relevant warrant holder, together with the amount of the subscription.

3.	Trading securities

The BSA2018will be issued in the registered form and recorded in an account. The BSA2018will be traded and transferred in accordance with the provisions of the Company’s Articles of Incorporation and with the rules and regulations applicable to companies whose shares are listed for trading on a regulated market.

4.	BSA2018 exercise price

For as long as the Company’s shares are listed for trading on a regulated market, each BSA2018 will entitle its holder to subscribe under the conditions defined herein below one ordinary share with a par value of €0.10 at a per share exercise price approved by the Company’s Board of Directors and equal to the closing price of the Company’s stock on the day preceding the date of allocation of the BSA2018 ; note that the subscription price must be at least equal to the volume-weighted average closing price of the stock recorded over a period of at least thirty consecutive trading days to at most thirty consecutive trading days out of the thirty trading days prior to the setting of the subscription price, possibly less a 5% discount.

5.	Types of shares subscribed through the exercise of the BSA2018

The shares subscribed by beneficiaries of the BSA2018 will be ordinary shares.

6.	Number of shares subscribed through the exercise of the BSA2018

Each BSA2018 will entitle its holder to subscribe one (1) ordinary Company shares, subject to any adjustments required by law should the Company carry out certain transactions involving its share capital.

5.	BSA2018 exercise methods

1.	Exercise methods

The BSA2018 will be exercised by means of:

(A)

delivery to the Company of a subscription form duly signed by the warrant holder mailed by registered mail with return receipt requested or by letter delivered in person and received by the Company no later than midnight on the expiration date of said BSA2018, and

(B)

payment in full by the relevant warrant holder of the subscription price for the shares whose issue will result in the exercise of the BSA2018, in cash, including, as applicable, by means of offsetting with liquid liabilities due from the Company, with the understanding that:

1.1.1

where the share subscription price is paid by check, the check must be included with the request (if the check is not a bank check, it will be considered payment in full at the date it is received only if it is fully funded),

1.1.2

where the share subscription price is paid by bank transfer, the subscription price must be received in the Company’s account no later than five (5) calendar days following the receipt of said subscription application.

Each BSA2018 can only be exercised once.

2.	Exercise periods

Subject to the exercise conditions under Article 5.4 below, the BSA2018 may be exercised by each warrant holder according to the following periods:

•

approximately one third (1/3) of the BSA2018 granted to a warrant holder at the end of a twelve (12) month period following the date of the Board of Directors’ meeting or, as the case may be, of the decision of the Chief Executive Officer acting upon delegation of the Board, having granted the BSA2018 to said holder;

•

approximately one third (1/3) of the BSA2018 granted to a warrant holder at the end of a twenty-four (24) month period following the date of the Board of Directors’ meeting or, as the case may be, of the decision of the Chief Executive Officer acting upon delegation of the Board, having granted the BSA2018to said holder;

•

the balance of the BSA2018 granted to a warrant holder at the end of a thirty-six (36) month period following the date of the Board of Directors’ meeting or, as the case may be, of the decision of the Chief Executive Officer acting upon delegation of the Board, having granted the BSA2018to said warrant holder.

The number of BSA2018 that can be exercised in accordance with the aforementioned exercise periods will always be rounded down to the next full number of BSA2018.

Subject to the conditions under Article 5.4 below, the BSA2018 must be exercised on one or more occasions no later than within five (5) years of their issuance; note that any BSA2018 that have not yet been exercised at the end of such five (5) years will lapse automatically.

3.	Accelerated exercise period

As an exception to the foregoing, in the event that a merger by absorption agreement is signed in which the Company is merged with and into another company or in the event of an Offer likely to lead to a Change in Control (hereinafter referred to, in both cases, as a “Transaction”), the BSA2018 exercise rights will be accelerated by the Company’s Board of Directors so that all warrant holders are able to exercise 100% of their not yet exercisable BSA2018 and take part as Company shareholders in said Transaction if they so desire.

In such event, the Company will inform each warrant holder (or the warrant holder’s beneficiaries) that the warrant holder has (15) days to exercise all the BSA2018 held; this exercise period is set freely by the Company in relation to the Transaction completion calendar. Failure to exercise all the BSA2018 held by the warrant holders within said period will result in the BSA2018 lapsing with no compensation due from the Company.

“Change in Control” means the event by which one or more persons acting in concert come to hold more than 50% of the Company’s capital or voting rights.

“Offer” means any public offer (tender offer, exchange offering, combined offer, etc.) on all of the Company’s shares which (i) has been filed with the French Autorité des marchés financiers after the BSA2018 subscription date (ii) has been declared compliant the French Autorité des marchés financiers, (iii) has been recommended or approved by the Company’s Board of Directors, and (iv) if subject to the normal procedure rules, has had a positive outcome.

4.	Exercise conditions

The exercise of the BSA2018 by a given warrant holder is contingent on said warrant holder (i) being a corporate officer not subject to the tax and social security rules applicable to employees of the Company or its subsidiaries or (ii) being a member of any special committee created by the Board of Directors of the Company or of one of its subsidiaries and not otherwise being an employee of the Company or of one of its subsidiaries.

Should a warrant holder no longer qualify under these conditions, for any reason whatsoever, the number of BSA2018 that may be exercised will be determined on the following date (the “Date”):

—	in the event of removal: on the day of deliberation by the Company members or the relevant subsidiary or by the Board of Directors deciding on the removal,

—	in the event of resignation: on the date of receipt by the Company or by the relevant subsidiary of the resignation letter,

—	in the event of consultant contract termination: on the date of the effective consultant contract termination.

Should any of the events listed above occur:

—	the BSA2018 that cannot be exercised at the Date will lapse,

—	the exercisable BSA2018 must be exercised by the relevant warrant holder within three (3) months from the Date, failing which the warrants will lapse.

Furthermore, the exercisable BSA2018 must be exercised by the warrant holders or their beneficiaries, within six (6) months following the occurrence of the Disability or death of the BSA2018 warrant holder, failing which the warrants will lapse.

6.	Rights and obligations attached to shares issued upon the exercise of the BSA2018

The newly issued ordinary shares subscribed upon the exercise of the BSA2018 must be subscribed in cash and paid in full upon subscription.

The new shares issued upon the exercise of the BSA2018 will be, upon their issuance, fully assimilated into the existing ordinary shares and subject to all the statutory provisions applicable to existing shares of the same class.

They will carry rights as from the first day of the fiscal year in which they were subscribed.

7.	Protection of BSA2018 warrant holders

1.	Keeping the rights

Pursuant to Article L. 228-98 of the Commercial Code:

—

in the event of a decrease in share capital due to losses by means of a reduction of the number of shares, the rights of BSA2018 warrant holders in terms of the number of shares to be received upon exercise of the BSA2018 will be reduced accordingly as if said warrant holders were company members as from the date of issuance of the BSA,

—

in the event of a decrease in share capital due to losses by means of a reduction in the par value of the shares, the subscription price for the shares to which the BSA2018 warrant holders are entitled will not change; the issue premium will be increased by the amount of the decrease in par value.

Furthermore:

—

in the event of a decrease in share capital not due to losses by means of a reduction in the par value of the shares, the subscription price for the shares to which the BSA2018 warrant holders are entitled will be decreased by the corresponding amount,

—

in the event of a decrease in share capital not due to losses by means of a decrease in the number of shares, the BSA2018 warrant holders, if they exercise their BSA2018, may request to buy the shares under the same conditions as if they were company members at the time of the Company’s share buyback.

The Company is authorized to changed its legal form, corporate purpose and profit distribution rules, as well as to amortize its capital and issue preferred shares as stipulated in Article L. 228-98 of the Commercial Code.

The Company is authorized to require that the BSA2018 warrant holders buy or redeem their rights as stipulated in Article L. 228-102 of the Commercial Code.

Subject to the powers expressly reserved by law to Company Members’ Meetings and to Groups of Holders’ Meetings, the Company Board of the Directors will have authority to take any measure relative to the protection of the rights of such holders as provided by law and by rules and regulations, specifically as set forth in Articles L. 228-98 et L. 228-99 of the Commercial Code. The protection of the rights of the BSA2018 warrant holders stipulated in Article L. 228-99 of the Commercial Code is ensured, at the Board of Directors choice, through one of the three options stipulated in said Article.

2.	BSA2018 warrant holders as a group

In the event that there are many BSA2018 warrant holders, they will be automatically grouped together and such group will be subject to the provisions of Articles L. 228-103 et seq. of the Commercial Code for the purpose of defending their common interests, in accordance with the provisions of said articles. For the purposes herein, the representative of the BSA2018 warrant holders group will act in the capacity of agent of the BSA2018warrant holders. The representative of the BSA2018 warrant holders group will be appointed pursuant to the rules and regulations in effect at the time of the Company’s first grant of BSA2018.

8.	Assimilation

Should the Company simultaneously or subsequently issue new share subscription warrants whose holders have identical nominal amount rights equal to those of the BSA2018 warrant holders, such issuances will be assimilated upon issuance of the BSA2018, so that all of these securities holders form a single group.

9.	Applicable law - jurisdiction

The BSA2018 and the Terms and Conditions are governed by French law.

A dispute arising from the ‘interpretation or performance of the Terms and Conditions shall be under the exclusive jurisdiction of the Court of Appeals for the location of the Company’s headquarters.